UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number:  001-35531

TAHOE REOURCES INC.

(Translation of registrant’s name into English)

5310 Kietzke Lane, Suite 200
Reno, NV 89511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐  Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUBMITTED HEREWITH

Exhibits
99.1

Underwriting Agreement, dated June 16, 2015, by and among Tahoe Resources Inc., GMP Securities L.P. and BMO Nesbitt Burns Inc., acting as joint bookrunners on behalf of a syndicate of underwriters specified therein.

The Underwriting Agreement included as Exhibit 99.1 to this Form 6-K is incorporated by reference as an exhibit to the Registrant's Registration Statement on Form F-10 (File No. 333-204956) under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.
(registrant)

By:	/s/ Edie Hofmeister

Name: Edie Hofmeister
Title: Vice President & General Counsel

Date:  June 16, 2015